UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 20, 2024

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In the Matter of

DEERHORSE ONE ZERO EIGHT GROUP HOLDING LTD
Room 3003, Unit 1, Building 1
No 436, Yunjin Road, Xihu District
Nanchang City, Jiangxi Province
China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-276439

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      DEERHORSE ONE ZERO EIGHT GROUP HOLDING LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      DEERHORSE ONE ZERO EIGHT GROUP HOLDING LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on November 20, 2024.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief